SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 September 2021
Exhibit 1.2	Transaction in Own Shares dated 02 September 2021
Exhibit 1.3	Transaction in Own Shares dated 03 September 2021
Exhibit 1.4	Transaction in Own Shares dated 06 September 2021
Exhibit 1.5	Transaction in Own Shares dated 07 September 2021
Exhibit 1.6	Transaction in Own Shares dated 08 September 2021
Exhibit 1.7	Transaction in Own Shares dated 10 September 2021
Exhibit 1.8	Director/PDMR Shareholding dated 14 September 2021
Exhibit 1.9	Transaction in Own Shares dated 14 September 2021
Exhibit 1.10	Transaction in Own Shares dated 15 September 2021
Exhibit 1.11	Transaction in Own Shares dated 16 September 2021
Exhibit 1.12	Transaction in Own Shares dated 17 September 2021
Exhibit 1.13	Transaction in Own Shares dated 20 September 2021
Exhibit 1.14	Transaction in Own Shares dated 21 September 2021
Exhibit 1.15	Transaction in Own Shares dated 22 September 2021
Exhibit 1.16	Transaction in Own Shares dated 24 September 2021

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,300,942 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,650,942	1,750,000	900,000
Highest price paid per Share (pence):	300.9000	300.9000	300.9000
Lowest price paid per Share (pence):	294.4500	295.1000	295.1000
Volume weighted average price paid per Share (pence):	298.0006	298.2392	298.2705

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	298.0006	4,650,942
Cboe (UK)/BXE	298.2392	1,750,000
Cboe (UK)/CXE	298.2705	900,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4613K_1-2021-9-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,350,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,750,000	1,700,000	900,000
Highest price paid per Share (pence):	301.6500	301.6000	301.6000
Lowest price paid per Share (pence):	292.9500	293.0000	293.0000
Volume weighted average price paid per Share (pence):	298.0517	297.7305	297.7079

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	298.0517	4,750,000
Cboe (UK)/BXE	297.7305	1,700,000
Cboe (UK)/CXE	297.7079	900,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6093K_1-2021-9-2.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3rd September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,800,000	1,600,000	1,000,000
Highest price paid per Share (pence):	301.7000	301.6500	301.6500
Lowest price paid per Share (pence):	296.7000	297.2000	297.2000
Volume weighted average price paid per Share (pence):	299.0127	299.2270	299.2192

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.0127	4,800,000
Cboe (UK)/BXE	299.2270	1,600,000
Cboe (UK)/CXE	299.2192	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7517K_1-2021-9-3.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6th September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,225,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,625,000	1,700,000	900,000
Highest price paid per Share (pence):	301.1500	301.1500	301.1500
Lowest price paid per Share (pence):	297.0000	297.0500	297.0500
Volume weighted average price paid per Share (pence):	299.6626	299.6724	299.6737

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.6626	4,625,000
Cboe (UK)/BXE	299.6724	1,700,000
Cboe (UK)/CXE	299.6737	900,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8973K_1-2021-9-6.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7th September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,200,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,600,000	1,600,000	1,000,000
Highest price paid per Share (pence):	301.5500	301.5500	301.5000
Lowest price paid per Share (pence):	296.9000	296.9000	296.8500
Volume weighted average price paid per Share (pence):	299.3615	299.3857	299.3828

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.3615	4,600,000
Cboe (UK)/BXE	299.3857	1,600,000
Cboe (UK)/CXE	299.3828	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0385L_1-2021-9-7.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8th September2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,550,000	1,650,000	950,000
Highest price paid per Share (pence):	303.2000	303.1500	303.1500
Lowest price paid per Share (pence):	294.8500	294.9000	294.9000
Volume weighted average price paid per Share (pence):	299.5066	299.6134	299.6126

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	299.5066	4,550,000
Cboe (UK)/BXE	299.6134	1,650,000
Cboe (UK)/CXE	299.6126	950,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1822L_1-2021-9-8.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10th September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,279,432 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,079,432	1,500,000	700,000
Highest price paid per Share (pence):	298.7500	298.8000	298.7000
Lowest price paid per Share (pence):	294.6500	295.8000	295.7500
Volume weighted average price paid per Share (pence):	296.7156	297.0604	297.0672

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	296.7156	5,079,432
Cboe (UK)/BXE	297.0604	1,500,000
Cboe (UK)/CXE	297.0672	700,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4739L_1-2021-9-10.pdf

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.947	108
d)	Aggregated information - Volume - Price - Total	108 £2.947 £318.28
e)	Date of the transaction	10 September 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.947	127
d)	Aggregated information - Volume - Price - Total	127 £2.947 £374.27
e)	Date of the transaction	10 September 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,200,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,700,000	1,500,000	1,000,000
Highest price paid per Share (pence):	305.2000	305.2000	305.2500
Lowest price paid per Share (pence):	299.7000	300.0000	300.0000
Volume weighted average price paid per Share (pence):	302.7806	302.8941	302.8891

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	302.7806	4,700,000
Cboe (UK)/BXE	302.8941	1,500,000
Cboe (UK)/CXE	302.8891	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7713L_1-2021-9-14.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 7,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,650,000	1,500,000	1,000,000
Highest price paid per Share (pence):	311.0000	310.9500	310.9500
Lowest price paid per Share (pence):	299.5500	299.5500	299.5500
Volume weighted average price paid per Share (pence):	306.5811	306.3590	306.3468

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	306.5811	4,650,000
Cboe (UK)/BXE	306.3590	1,500,000
Cboe (UK)/CXE	306.3468	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9147L_1-2021-9-15.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,950,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,450,000	1,500,000	1,000,000
Highest price paid per Share (pence):	313.5500	313.5500	313.5000
Lowest price paid per Share (pence):	305.8500	305.8000	305.8000
Volume weighted average price paid per Share (pence):	310.0898	310.2716	310.2593

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	310.0898	4,450,000
Cboe (UK)/BXE	310.2716	1,500,000
Cboe (UK)/CXE	310.2593	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0634M_1-2021-9-16.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,800,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,300,000	1,500,000	1,000,000
Highest price paid per Share (pence):	309.4000	309.2000	309.3500
Lowest price paid per Share (pence):	303.4000	303.4500	303.4500
Volume weighted average price paid per Share (pence):	306.2683	306.2784	306.2827

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	306.2683	4,300,000
Cboe (UK)/BXE	306.2784	1,500,000
Cboe (UK)/CXE	306.2827	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2088M_1-2021-9-17.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,150,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	1,500,000	1,000,000
Highest price paid per Share (pence):	306.1000	306.0500	306.0000
Lowest price paid per Share (pence):	299.9500	299.9500	300.0000
Volume weighted average price paid per Share (pence):	302.8618	303.0163	302.8264

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	302.8618	3,650,000
Cboe (UK)/BXE	303.0163	1,500,000
Cboe (UK)/CXE	302.8264	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3773M_1-2021-9-20.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 6,050,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,550,000	1,500,000	1,000,000
Highest price paid per Share (pence):	313.2000	313.2000	313.1500
Lowest price paid per Share (pence):	306.2000	305.9000	305.9500
Volume weighted average price paid per Share (pence):	309.7529	309.8312	309.8463

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	309.7529	3,550,000
Cboe (UK)/BXE	309.8312	1,500,000
Cboe (UK)/CXE	309.8463	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5183M_1-2021-9-21.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 5,900,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,400,000	1,500,000	1,000,000
Highest price paid per Share (pence):	319.6500	319.6500	319.6500
Lowest price paid per Share (pence):	313.7000	313.7500	313.5500
Volume weighted average price paid per Share (pence):	317.2334	317.2328	317.3929

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	317.2334	3,400,000
Cboe (UK)/BXE	317.2328	1,500,000
Cboe (UK)/CXE	317.3929	1,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6712M_1-2021-9-22.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 September 2021 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 4,760,529 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 August 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,762,623	1,250,000	747,906
Highest price paid per Share (pence):	320.0000	320.0000	320.0000
Lowest price paid per Share (pence):	315.4000	315.3000	315.3500
Volume weighted average price paid per Share (pence):	318.2537	318.2857	318.2706

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	318.2537	2,762,623
Cboe (UK)/BXE	318.2857	1,250,000
Cboe (UK)/CXE	318.2706	747,906

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9698M_1-2021-9-24.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 October 2021
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary